EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated March 18, 2009, relating to (1) the consolidated financial statements of Ultra Clean Holdings, Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB No. 109), and (2) the effectiveness of the Company’s internal control over financial reporting (which report expresses an adverse opinion because of a material weakness), appearing in the Annual Report on Form 10-K of the Company for the year ended January 2, 2009.

/s/ Deloitte & Touche LLP

San Jose, California
March 18, 2009